ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2012 UNAUDITED

U.S. DOLLARS IN THOUSANDS

- - - - - - - - - - - - - - - -

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2,928	$13,625	$8,094
Restricted deposits	-	-	100
Accounts receivable	542	*) 10	*) 96
Other receivables and prepaid expenses	4,278	*) 1,635	*) 1,012
Consumables	105	246	105

Total current assets	7,853	15,516	9,407

NON-CURRENT ASSETS:
Restricted deposits	343	70	343
Property and equipment, net	395	586	459
Exploration and evaluation assets	5,628	684	38

Total non-current assets	6,366	1,340	840

Total assets	$14,219	$16,856	$10,247

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$4,199	$1,664	$482
Other accounts payable and accrued liabilities	2,443	721	939

Total current liabilities	6,642	2,385	1,421

EQUITY:
Share capital	-	-	-
Additional paid-in capital	28,197	27,206	27,775
Accumulated deficit	(21,118)	(13,256)	(19,169)

Equity attributable to equity holders of the parent	7,079	13,950	8,606
Non-controlling interests	498	521	220

Total equity	7,577	14,471	8,826

Total liabilities and equity	$14,219	$16,856	$10,247

*) Reclassified

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Revenues and other income	$1,149	$752	$489	$245	$1,323

Expenses:
Exploration expenses	538	*) 2,006	156	*) 740	*) 5,018
General and administrative expenses **)	2,261	*) 2,716	1,056	*) 1,575	*) 5,031
Impairment charge	65	-	-	-	1,226

Total expenses	2,864	4,722	1,212	2,315	11,275

Operating loss	(1,715)	(3,970)	(723)	(2,070)	(9,952)

Finance income	8	116	-	-	43
Finance expense	(78)	-	(94)	(27)	(109)

Loss before income tax expense	(1,785)	(3,854)	(817)	(2,097)	(10,018)
Income tax expense	(48)	(29)	(48)	(29)	(33)

Net loss and comprehensive loss	$(1,833)	$(3,883)	$(865)	$(2,126)	$(10,051)

Net loss and comprehensive loss attributed to:
Equity holders of the parent	$(1,949)	$(3,576)	$(993)	$(1,847)	$(9,489)
Non-controlling interests	116	(307)	128	(279)	(562)

	$(1,833)	$(3,883)	$(865)	$(2,126)	$(10,051)

Basic and diluted net loss per share attributable to equity holders of the parent	$(0.02)	$(0.04)	$(0.01)	$(0.02)	$(0.10)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	101,768,453	97,978,601	101,768,453	100,723,871	99,813,334

*) Reclassified

**) Includes share-based compensation	$422	$718	$165	$320	$1,023

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	Capital	capital	deficit	Total	interests	Equity

Balance as of January 1, 2011 (audited)	90,140,001	$-	$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net	10,483,871	-	*) 6,152	-	6,152	-	6,152
Exercise of warrants and options	1,144,581	-	314	-	314	-	314
Investment in equity of subsidiary by non- controlling interests	-	-	-	-	-	151	151
Share-based compensation	-	-	1,023	-	1,023	-	1,023
Net loss and comprehensive loss	-	-	-	(9,489)	(9,489)	(562)	(10,051)

Balance as of December 31, 2011 (audited)	101,768,453	-	27,775	(19,169)	8,606	220	8,826

Investment by non- controlling interest	-	-	-	-	-	162	162
Share-based compensation	-	-	422	-	422	-	422
Net loss and comprehensive loss	-	-	-	(1,949)	(1,949)	116	(1,833)

Balance as of June 30, 2012 (unaudited)	101,768,453	$-	$28,197	$(21,118)	$7,079	$498	$7,577

	Attributable to equity holders of the Company
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	Capital	capital	deficit	Total	interests	Equity
				(Unaudited)

Balance as of January 1, 2011 (audited)	90,140,001	$-	$20,286	$(9,680)	$10,606	$631	$11,237

Shares issued in private placement, net	10,483,870	-	*) 6,152	-	6,152	-	6,152
Share based compensation	-	-	718	-	718	-	718
Exercise of warrants	100,000	-	50	-	50	-	50
Investment by non- controlling interest	-	-	-	-	-	197	197
Net loss	-	-	-	(3,576)	(3,576)	(307)	(3,883)

Balance as of June 30, 2011 (unaudited)	100,723,871	$-	$27,206	$(13,256)	$13,950	$521	$14,471

*) Net of issuance expenses of $472.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited
Cash flows from operating activities:

Net loss	$(1,833)	$(3,883)	$(865)	$(2,126)	$(10,051)

Adjustments to reconcile net loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Exchange differences on balances of cash and cash equivalents	(7)	-	22	-	138
Depreciation	47	39	24	10	80
Impairment charge	65	-	-	-	1,226
Share-based payment	422	718	165	320	1,023

	527	757	211	330	2,467
Changes in asset and liability items:

Decrease (increase) in accounts receivable	(446)	1,770	1,697	105	1,684
Decrease (increase) in other receivables and prepaid expenses	(3,266)	4,562	(3,477)	(308)	5,185
Decrease (increase) in consumables	-	261	-	(146)	253
Increase (decrease) in trade payables	1,609	(5,429)	(181)	983	(6,611)
Increase (decrease) in other accounts payable and accrued liabilities	1,504	441	1,202	351	659

	(599)	1,605	(759)	985	1,170

Net cash used in operating activities	(1,905)	(1,521)	(1,413)	(811)	(6,414)

Significant non-cash transactions: During the three months ended June 30, 2012 the Company received exploration and evaluation services on credit in the amount of $2,108.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Six months ended		Three months ended		Year ended
	June 30,		June 30,		December 31,
	2012	2011	2012	2011	2011
	Unaudited				Audited

Cash flows from investing activities:

Expenditure on exploration and evaluation assets	(3,482)	(210)	(2703)	(68)	(923)
Purchase of property and equipment	(48)	(665)	-	(290)	(297)
Decrease (increase) in restricted deposits	100	936	3	(6)	563

Net cash provided by (used in) investing activities	(3,430)	61	(2,700)	(364)	(657)

Cash flows from financing activities:

Proceeds from issue of shares, net of issuance expenses	-	6,152	-	-	6,152
Exercise of warrants and options to employees	-	50	-	-	314
Investment in equity of subsidiary by non-controlling interests	162	197	99	-	151

Net cash provided by financing activities	162	6,399	99	-	6,617

Exchange differences on balances of cash and cash equivalents	7	-	(22)	-	(138)

Increase (decrease) in cash and cash equivalents	(5,166)	4,939	(4,036)	(1,175)	(592)
Cash and cash equivalents at the beginning of the period	8,094	8,686	6,964	14,800	8,686

Cash and cash equivalents at the end of the period	$2,928	$13,625	$2,928	$13,625	$8,094

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

These financial statements have been prepared in a condensed format as of June 30, 2012 and for the six and three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2011 and for the year then ended and the accompanying notes.

b.	Financial position:

As reflected in the consolidated financial statements, as of June 30, 2012, the Company had an accumulated deficit of $ 21,118 and for the six months ended June 30, 2012, the Company had negative cash flows from operating activities of $ 1,782. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting.

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

b.	New IFRS standards that have been issued but are not yet effective:

Amendments to IFRS 10, IFRS 11 and IFRS 12 - Consolidated Financial Statements, Joint Arrangements, Disclosure of Interests in Other Entities:

In June 2012, the IASB issued amendments to IFRS 10, "Consolidated Financial Statements" ("IFRS 10"), IFRS 11, "Joint Arrangements" ("IFRS 11") and IFRS 12, "Disclosure of Interests in Other Entities" ("IFRS 12") (collectively, "the amendments"). The amendments include clarification of the transition guidance in IFRS 10.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The amendments provide relief in the application of the transition guidance in IFRS 10, IFRS 11 and IFRS 12 and permit adjustment of comparative data for only one year. The adjustment of comparative data for earlier periods is permitted but not required. The amendments also eliminate the requirement to disclose comparative data for previous periods in respect of unconsolidated structured entities.

The amendments become effective starting from the financial statements for annual periods beginning on January 1, 2013, which is the effective date of IFRS 10, IFRS 11 and IFRS 12.

c.	Reclassification:

Certain amounts have been reclassified in comparative data in order to conform to current year's presentation.

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD

a.	Gabriella

(i)

On February 23, 2012, the Company received approval from the Petroleum Commissioner of Israel (the "Commissioner") to update the expiration of the Gabriella License to February 28, 2013 and on June 11, 2012, the Company received approval from the Commissioner to further update the expiration of the Gabriella License to September 1, 2013, including the extension of certain milestones.

(ii)

On June 13, 2012, the Company announced that Noble International Ltd ("Noble Drilling") has accepted a letter of award (the "LOA"), which will enable Modiin Energy Limited Partnership ("MELP") to execute a detailed drilling contract (the "Gabriella Drilling Contract") on behalf of the Gabriella consortium partners, including Adira Israel. Adira further announced that it signed a Memorandum of Understanding ("MOU") with MELP authorizing MELP to enter into a drilling contract with Noble Drilling and/or any of its affiliates on behalf of the working interest parties to drill the Gabriella License prior to the revised spud date, June 30, 2013. Where the Gabriella Drilling Contract requires the provision of a letter of credit or a cash deposit as collateral to Noble Drilling, the parties shall together decide which form of collateral to provide ("Rig Collateral"). Pursuant to the LOA, the consortium will finalize the Gabriella Drilling Contract to secure the Noble Homer Farrington rig for a minimum of 75 days for a program that is expected to include one well plus sidetrack. In terms of the MOU, the Company has undertaken to provide its share of the Rig Collateral, 30 days prior to the date to be set in the Gabriella Drilling Contract.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

In the event of a breach of the MOU by Adira Israel, the Company agrees to withdraw from the JOA covering the Gabriella License, and assign its participating interest in the Gabriella License to the other consortium partners in proportion to their holdings in addition to relinquishing all back-in rights, overriding royalty interests and management fees, rights of first refusal and co-sale rights to MELP. Transfers of working interests are subject to the approval of the Commissioner. Pursuant to the MOU, Adira Israel has also granted MELP the Yitzhak Option (as described in note 3.b (iii)).

(iii)

In August 2012, the partners on the Gabriella licenses agreed to an operator fee effective January 27, 2012 comprising of (i) a fixed fee of $ 25 per month, and (ii) a variable fee based on the percentage of exploration expenses ranging from 4.8% on annual exploration expenses of less than $ 2,000 through to 1.2% on annual exploration expenses of over $ 6,000. The Company anticipates the annual expense for 2012 will be over $ 6,000 and accordingly, has recorded an operator fee of 1.2% for the exploration expenses incurred for reporting period.

b.	Yitzhak

(i)

On January 9, 2012, the Petroleum Commissioner approved the changes to the working interest ownership in the Yitzhak license following the farm-out of an aggregate of 25% of the Company's interest in the Yitzhak License to two new partners, 5% to AGR Petroleum Services Holdings AS ("AGR") and 20% to Ellomay Oil and Gas 2011 LP, a limited partnership ("Ellomay") whose general partner is a wholly-owned subsidiary of Ellomay Capital Ltd. ("Ellomay Capital"). Accordingly, the working interest in the Yitzhak license are as follows: Adira 60%, Brownstone 15%, AGR 5% and Ellomay 20%. The Company and AGR are currently the co-operators of the Yitzhak License. The Company, Brownstone, AGR and Ellomay are currently negotiating a joint operating agreement to regulate their commercial relationship in respect of the Yitzhak License. Adira is not expected to receive any material amounts in respect of operator and consulting fees as the co-operator of the Yitzhak License.

The farm-out agreement between the Company and AGR dated November 29, 2011 (the "AGR Farm-Out Agreement") provides, among other things, that: (a) AGR's 5% working interest is to be carried by the remaining holders of the Yitzhak License from the date of execution of the Agreement until the date of approval of a development plan by the Petroleum Commissioner ("Coverage of Expenses"). From the date of approval of the work plan as aforesaid, AGR shall bear its expenses according to its proportionate share in the participation rights (5%). AGR's income from the production of gas and petroleum in accordance with its proportionate share in its participation rights in the license shall be used to repay the Coverage of Expenses plus interest of Libor + 1%.; (b) AGR will pay the Company a 3% overriding royalty interest ("ORRI") on AGR's share of revenues from sold petroleum, until repayment of AGR's expenditures in the work program and 4.5% ORRI from that date forward;

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

(c) AGR will be designated lead operator in accordance with Israeli regulations defining "Operator", with the continued involvement of the Company as co- operator; and (d) AGR has been appointed as engineering services contractor on the Yitzhak License with continued involvement of the Company as part of the core professional team led by AGR.

The farm-out agreement between the Company and Ellomay dated November 29, 2011 (the "Ellomay Farm-Out Agreement") provides, among other things, that: (a) Ellomay will reimburse the Company for its proportionate share of the costs incurred by the Company on the Yitzhak License until the date of the execution of the Ellomay Farm-Out Agreement, plus interest at LIBOR plus 1%. (The total reimbursement in the amount of $362 has been recorded as income receivable); and (b) Ellomay will also pay the Company a 3% ORRI on Ellomay's share of revenues from sold petroleum, until repayment of Ellomay's expenditures in the work program and 4.5% ORRI from that date forward.

(ii)

On February 23, 2012, the Company received approval from the Commissioner to update the expiration of the Yitzhak License to February 28, 2013 and on June 11, 2012, the Company received approval from the Commissioner to further update the expiration of the Yitzhak License to December 1, 2013, including the extension of certain milestones.

(iii)

On June 13, 2012, Adira granted MELP, effective once the Gabriella Drilling Contract has been signed, an irrevocable option to purchase ("Yitzhak Option") from Adira, a 15% participating interest in the Yitzhak License (the "Yitzhak Option Interest"). MELP shall be entitled to exercise the Yitzhak Option until the earlier of (a) December 31, 2012, and (b) the 30th day from the date Adira notifies MELP of the execution of an agreement with a drilling contractor in relation to the Yitzhak License. If MELP exercises the Yitzhak Option, it agrees to reimburse Adira for Adira's share of the past expenditures in respect of the 15% share incurred by Adira in connection with the operations conducted on the Yitzhak License up to the date of transfer of the Yitzhak Option Interest. Adira will also be entitled to an overriding royalty interest from MELP of 3% in all oil and gas (including any distillate and condensate) produced, saved and marketed from the area covered by Yitzhak License that is attributable to the Yitzhak Option Interest, before payout, and 4.5% after payout. The transfer of the Yitzhak Option Interest is subject to the approval of the Commissioner.

c.

In February 2012, the Company appointed a new CEO. The Company signed a new consulting agreement with the ex-CEO, for the provision of strategic consultancy services to the Company Pursuant to the terms of the Company's stock option plan, one half of the options that were previously granted to the former CEO (i.e. 1,138,109 options) were forfeited. In accordance with the new agreement, the remaining 1,138,109 options vested immediately and will be exercisable in accordance with the original terms of the option agreement.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

d.

In March 2012, the Company granted 2,000,000 options to its new CEO. The options vest equally over four years and have an exercise price of CND $0.25. The total fair value of the options at the date of grant amounted to approximately $290.

NOTE 4:	EXPLORATION AND EVALUATION ASSETS

The Company commenced the drilling plan with the first well to be drilled on each of the Gabriella, Yitzhak and Samuel licenses. In accordance with the Company's accounting policy, the Company has capitalized specific expenses in the amount of $5,590 related directly to the drilling phase to Exploration and Evaluation Assets during the six months ended June 30, 2012.

a.	Gabriella:

The Company's share of the Gabriella license:

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$421	$-	$35
Exploration and evaluation assets	1,002	-	-
Trade payables	(108)	-	(32)

	$1,315	$-	$3

	Six months ended		Year ended
	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$44	$-	$13

b.	Yitzhak:

The Company's proportionate share of the Yitzhak license is as follows:

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$104	$244	$92
Other receivables and prepaid expenses	84	-	-
Exploration and evaluation assets	1,627	-	-
Trade payables	(638)	34	(225)

	$1,177	$278	$(133)

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS (Cont.)

	Six months ended		Year ended
	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$85	$120	$433

c.	Samuel:

The Company's proportionate share of the Samuel license is as follows:

	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Cash and cash equivalents	$191	$2,326	$124
Other receivables and prepaid expenses	143	-	16
Exploration and evaluation assets	2,961	-	-
Trade payables	(2,399)	-	(354)

	$896	$2,326	$(214)

	Six months ended		Year ended
	June 30,		December 31,
	2012	2011	2011
	Unaudited		Audited

Exploration expenses	$107	$1,183	$3,163

d.

Exploration expenses include also exploration expenses related to the Eitan license, other expenses which were incurred by the Company and were not charged to its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $302, $703 and $1,409 for the six months ended June 30, 2012, June 30, 2011 and for the year ended December 31, 2011, respectively.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY

a.	Stock Option Plan:

The movement in stock options during the six months ended June 30, 2012 was as follows:

	Number of	Weighted
	options	average
	outstanding	exercise price *)

Balance at January 1, 2012 (audited)	9,384,218	0.51

Options granted	2,000,000	0.24
Options forfeited	(1,413,109)	0.48

Balance at June 30, 2012 (unaudited)	9,971,109	0.45

The following table summarizes information about stock options outstanding and exercisable as of June 30, 2012 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	0.29	0.25	1,708,000	1,560,320	2.14
September 23, 2009	September 23, 2014	0.22	0.25	400,000	400,000	2.23
January 28, 2010	January 27, 2015	0.55	0.60	970,000	925,313	2.58
July 22, 2010	July 21, 2015	0.25	0.60	850,000	850,000	3.06
January 11, 2011	January 10, 2016	0.65	0.78	1,250,000	312,500	3.53
March 18, 2011	March 17, 2016	0.58	0.70	300,000	225,000	3.72
May 3, 2011	May 2, 2016	0.51	0.58	415,000	103,750	3.84
June 1, 2011	May 31, 2016	0.42	0.49	1,138,109	569,055	3.92
June 27, 2011	June 26, 2016	0.41	0.49	100,000	25,000	3.99
September 8, 2011	September 7, 2016	0.40	0.49	250,000	31,250	4.09
December 1, 2011	November 30, 2016	0.22	0.49	590,000	73,750	4.42
March 14, 2012	March 13, 2017	0.15	0.24	2,000,000	-	4.71

				9,971,109	5,075,938

*)	The exercise price of all options granted in 2011 and 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of June 30, 2012.

ADIRA ENERGY LTD.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY (Cont.)

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire Common Share outstanding as of June 30, 2012 (unaudited):

		Grant date	Exercise	Number of
Issue date	Expiry date	fair value	price	warrants

December 3, 2010	December 3, 2013	$0.34	$0.55	13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40	1,307,375

				15,057,375

The weighted average exercise price of the outstanding warrants as of June 30, 2012 is $0.54.

NOTE 6:-	SUBSEQUENT EVENTS

a.

On August 9, 2012, the Company completed a prospectus offering of 79,012,640 units for gross proceeds of $ 11.1 million (before issuance expenses of $ 1.5 million including the fair value of broker warrants). Each unit was priced at CAN$0.14 and consists of one Common Share and one warrant. Each warrant is exercisable to acquire one Common Share at a price of CAN$0.20 per Common Share until August 9, 2015.

The warrants are denominated in Canadian dollars, while the functional currency of the Company is US dollars; therefore the fair value of the warrants will be classified as a financial liability and the fair value of the warrants on the date of issuance is approximately $6,800, which estimate is subject to the completion of the valuation. This financial liability will be remeasured to fair value at the end of each period and changes in fair value will be recorded in profit or loss.

As part of the offering, a total of 3,353,000 broker warrants were issued. Each broker warrant is exercisable for one Common Share at an exercise price of CAN$0.14 per Common Share until August 9, 2014. In addition, the Company also granted the brokers an over-allotment option to purchase up to 7,901,264 units at the original issuance price of the units for a period of 30 days ending September 9, 2012.

Following the completion of this offering a total of 180,781,093 Common Shares and 97,423,015 warrants are now issued and outstanding.

b.

On August 22, 2012, the Company granted 8,130,000 options to directors, officers and employees. The options vest equally over two years with the first third vesting immediately and have an exercise price of CAD$0.20. The total fair value of the options at the date of grant amounted to approximately $ 520.

Following this option grant, a total of 18,001,109 options are outstanding.

- - - - -